March 7, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On January 13, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Tatro Capital Tactical Appreciation Fund  (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 199 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 3, 2011, you provided written comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please amend the footnote number 1 to explain that other expenses are restated as well as estimated.

Response.  The footnote has been amended as requested to make clear that prior expenses of the processor fund are not being used to represent other expenses of the Fund.

2.

Comment.  Please provide expense examples for 5 and 10 years in addition to those provided for 1 and 3 years.

Response.  The expense examples have been amended as requested.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771